EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended March 31,
	2012	2011
Earnings:
Net income (loss)	$(446.5)	$65.6
Provision for income taxes	39.9	62.2
Income (loss) before provision for income taxes	(406.6)	127.8
Fixed Charges:
Interest and debt expenses on indebtedness	1,079.7	698.6
Interest factor: one-third of rentals on real and personal properties	2.1	2.2
Total Fixed Charges:	1,081.8	700.8
Total earnings before provision for income taxes and fixed charges	$675.2	$828.6
Ratios of earnings to fixed charges	(1)	1.18	x

(1)	Earnings were insufficient to cover fixed charges by $406.6 million for the quarter ended March 31, 2012.